Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Date: November 20, 2013

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the U.K. prospectus expected to be published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K. prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor.

Excerpts from Morgan Stanley Technology Media & Telecoms Conference

November 20, 2013

Simon Flannery - Morgan Stanley - Analyst

And we’ve seen some increased capital spending. Vodafone was on the stage earlier today. Can you talk about your overall CapEx plans over the medium term?

Fran Shammo - Verizon Communications Inc. - CFO

Coming into this year we pretty much said we would be flat with last year. Now coming out of the second quarter I said that we would increase the spend by $500 million to deal with some of the capacity issues we were seeing in the wireless area.

And I think what you should look at us as is once we close the transaction with Vodafone and become 100% owned, really look at us on a total basis. So pretty much this year we’re giving a range of 16.4% to 16.6%.

That’s kind of where we should be in the future. I don’t anticipate that going substantially up from there.

You may see wireless go up with Wireline coming down a little bit as the FiOS build comes to an end. So the mix will shift a bit but the overall will be about the same.

Simon Flannery - Morgan Stanley - Analyst

You mentioned the Vodafone transaction. Could you just update us on the timing?

Fran Shammo - Verizon Communications Inc. - CFO

We have completed all of our regulatory filings in the United States. We’ve completed our filing with the Securities and Exchange Commission. We’re working through the comments now.

We will be coordinating with Vodafone on the filing of the proxies, which we think will be sometime in December with a shareholder vote in January. We anticipate that we’re right on track to close sometime in the first quarter.

Simon Flannery - Morgan Stanley - Analyst

And how do you think about the flow-back dynamic?

Fran Shammo - Verizon Communications Inc. - CFO

So from on the flow-back issue, we’ve looked at this a number of different ways and it’s very, very hard to actually determine exactly what the flow back will be. But given that there will be flow back, but then there will be others that have to buy up because of index funds, we think the net net of it all is around 300 million shares that will have to make its way through the marketplace through normal course.

But if you think about 300 million shares on a number of shares that will be somewhere between 4.1 and 4.2 billion shares outstanding, the daily average trading, Vodafone has said they think it’s about 27 days. We’re telling investors a could be up to 45 because some Vodafone shareholders don’t have to divest immediately, they have up to six months to divest if they can’t hold the stock. So we think it will work its way through normal course.

The other thing that we watched was we think that people who have to divest immediately because they can’t hold it in the funds have already taken short positions and hedges against the stock price, which is why we saw some pressure immediately following the close. So not really sure what the impact will be, but it’s going to be pretty minimal.

Simon Flannery - Morgan Stanley - Analyst

And you’re going to lever up as part of this transaction. Can you just talk about your leverage and your leverage targets’ time frame and how that sort of influences your use of free cash flow?

Fran Shammo - Verizon Communications Inc. - CFO

I think what we said was coming into this we have still three major priorities that we wanted to deliver on. The first was we were going to continue to invest in our networks and our platforms.

We’re going to continue to acquire spectrum, which we need to deliver our wireless performance. So the auctions are coming up, so we intend to participate in those auctions.

Second is, the dividend policy is very important to our equity shareholders so we want to maintain a consistent dividend policy. And then third is we need to delever as quickly as possible. And what we’ve told everybody coming into this transaction is that we believe it’s 10% accretive, immediately, to earnings-per-share and that’s within four to five years we will regain our A-minus rating.

Now the components that go into that, obviously, our EBITDA margin will continue to increase and, of course, we’ll pay down debt. And if you look at our peers you would kind of tend to think that the rating agencies are around a two times at this point given where our peers are and what their ratings are. So that target would be around two times, but that’s kind of a placeholder at this point. But we think from a cash flow perspective we’ll be back into that A-minus rating between four and five years.

[. . .]

Simon Flannery - Morgan Stanley - Analyst

Okay. And can we talk about sustainability of wireless margins here? You’re targeted 49% to 50% for this year. I think maybe what we’ve in sort of the competitive environment your ability to continue to support those margins going forward.

Fran Shammo - Verizon Communications Inc. - CFO

[. . .]

Going into next year, what I would say is I’d like everybody to shift over to the consolidated margin because that’s really what’s going to matter post the close of the Vodafone acquisition because every dollar is now a true dollar. So I think that the way I look at this is wireless will continue to maintain their momentum and what they do on a daily basis, given profitability and taking costs out of the business, which we have been very successful of over the last three years taking out almost $5 billion worth of cost structure.

So they will continue to maintain that momentum from their business unit. But I also think that, as part of the acquisition, this also raises the value of the Wireline side of the business because now we can more synergize within ourselves, become more of an efficient corporation.

And this doesn’t mean that Vodafone held us back doing anything we wanted to. But it does allow us to become more of an efficient company, which I think then, just overall, improves the efficiency and margins of the overall corporation.

[. . .]

Simon Flannery - Morgan Stanley - Analyst

And on the bonus depreciation, how does that impact your cash taxes if it does indeed expire?

Fran Shammo - Verizon Communications Inc. - CFO

If you think back we were 100% at one point, I think two years ago in 2012, or 2011, we had 100% bonus depreciation then it went to 50%, then it was extended this year. So we’ve already eaten through 50% of the reversal that’s happening, so that’s already in our tax base.

The bigger piece of my cash tax actually comes with the acquisition of the other 45% of Verizon Wireless. So when you bring that 45% in, by cash tax we’ll be pretty close to my book tax which will be about 35%, 36% because my tax preference items are already included in my consolidated return.

So cash tax will go up but the way the outside world should look at it is we had a mandatory tax distribution that we did to Vodafone every quarter for specific tax payment. So instead of disturbing that tax payment to Vodafone who would then pay the tax, we’ll just distribute that tax payment into the federal government.

So that cash flow really doesn’t change, it’s just how it impacts our books and records versus what Vodafone had to pay directly. So our cash tax will go up but it’s going to be more impacted by the 45% acquisition.

FORWARD-LOOKING STATEMENTS

In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to obtain applicable regulatory or shareholder approvals in connection with the Vodafone transaction in a timely manner or at all; failure to satisfy other closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a preliminary prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “preliminary prospectus”). Verizon has also filed with the SEC a preliminary proxy statement with respect to the special meeting of the Verizon shareholders to be held in connection with the proposed transaction (the “preliminary proxy statement”). The registration statement on Form S-4 has not yet been declared effective and the preliminary prospectus and the preliminary proxy statement are not yet final and will be further amended. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the preliminary prospectus, the preliminary proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.

PARTICIPANTS IN THE SOLICITATION

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transaction contemplated by the proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement filed by Verizon with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended March 31, 2013, which is filed with the SEC.